          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS [28].


                                   FORM 6 - K
                                   ----------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            Report of Foreign Issuer

                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934

                          For the month of February 2002


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F      X             Form 40-F      ____
                         ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

           Yes      ____                No       X
                                                ---

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

         This report consists of an English translation of the Minutes of the Extraordinary Assembly of Shareholders of Compania Anonima Nacional Telefonos de Venezuela ("CANTV") held on December 13, 2001 (the "Extraordinary Assembly"), which includes the text of the Bylaws of CANTV, as amended pursuant to the Extraordinary Assembly .

                      MINISTRY OF THE INTERIOR AND JUSTICE
                            FIRST MERCANTILE REGISTRY
  OF THE JUDICIAL CIRCUMSCRIPTION OF THE CAPITAL DISTRICT AND STATE OF MIRANDA

Dr. Judith Marcano, FIRST MERCANTILE REGISTRAR OF THE JUDICIAL CIRCUMSCRIPTION OF THE CAPITAL DISTRICT AND STATE OF MIRANDA


CERTIFIES

That the entry in the Commercial Registry that is transcribed below, the original of which is registered in Volume: 240-A-Pro... Number: 11 of the year 2001

As well as the Participation, Note and Document that are also copied, are a faithful copy of their originals, and read as follows:



THIS PAGE BELONGS TO:
COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
20/MAR

                      MINISTRY OF THE INTERIOR AND JUSTICE
                            FIRST MERCANTILE REGISTRY
  OF THE JUDICIAL CIRCUMSCRIPTION OF THE CAPITAL DISTRICT AND STATE OF MIRANDA

Caracas, December fourteen (14), year 2001 (191 and 142). The above participation is presented by its SIGNATORY, for its registration in the Mercantile Registry, setting and publication. Do so accordingly and add the original to the docket of the Company together with the attached documents. Issue a copy of the publication. The above document, drafted by Dr. ARMANDO ANZOLA C., is registered in the Commercial Registry under No. 11, Volume 240-A-PRO Fees paid Bs. 394650.00. According to List RM No. 508585, Bank No. 100752144, in the amount of Bs.92400.00. The identification was done as follows:
RIVAS DE BELMONTE, MARIELA, C.I. (IDENTITY CARD), C.I. 3982872.

                           The First Mercantile Registrar

                             Signed. Dr. Judith Marcano


THIS PAGE BELONGS TO:
COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
20/MAR

Citizen
First Mercantile Registrar
Of the Judicial Circumscription of the
Federal District and State of Miranda
Your office.

I, Mariela Rivas de Belmonte, Venezuelan, of legal age, attorney by profession, holder of identity card No. 3.982.872, acting in my capacity as Secretary of the Board of Directors of Compania Anonima Nacional Telefonos de Venezuela (CANTV), organized as a Commercial Company domiciled in Caracas, registered in the Mercantile Registry kept in the Court of Commerce of the Federal District on June 20, 1930, under No.2, Volume 387, the last Bylaw Amendment of which was registered in the Registry for which you are responsible on December 5, 2000, under No. 64, Volume 217 A-PRO, before you come with the proper respect to request the registration of the following documents: (I) Minutes of the Extraordinary Assembly of Shareholders of Compania Anonima Nacional Telefonos de Venezuela (CANTV), held on December 13, 2001. (II) List of the Quorum issued by Banco Venezolano de Credito S.A.C.A. (III) A Newspaper Clip of the Call to the Extraordinary Assembly of Shareholders.

I petition the citizen Registrar to issue two (2) certified copies of this brief and of the record that provides it for the ensuing legal purposes.

In Caracas on the date of its presentation.

/s/ MARIELA RIVAS DE BELMONTE
-----------------------------
Mariela Rivas de Belmonte

The undersigned, Mariela Rivas de Belmonte, Venezuelan, holder of identity card No. 3.982.872, acting in my capacity as Secretary of the Board of Directors of CANTV, hereby certifies: that the following text is a faithful and exact copy of the Minutes of the Extraordinary Assembly of Shareholders, held on December 13, 2001.

                          /s/ MARIELA RIVAS DE BELMONTE
                          -----------------------------
                            Mariela Rivas de Belmonte
                       Secretary of the Board of Directors

MINUTES OF THE EXTRAORDINARY ASSEMBLY OF SHAREHOLDERS OF COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) HELD ON DECEMBER 13, 2001

On this date, December 13, 2001, at 11:00 a.m., the following persons met in the Cantv Theater located on the first floor of the NEA Building, Av. Libertador, in the city of Caracas, to hold an Extraordinary Assembly of Shareholders of Compania Anonima Nacional Telefonos de Venezuela "C.A.N.T.V.": Representing VenWorld Telecom, C.A., Patricia Macedo, holder of identity card No. 11.314.773, owner of 305,469,959 Class "A" Shares; representing Banco Mercantil, Banco Universal, Mrs. Aury Oliveros, holder of identity card No. 5.564.351, owner of 350,986 Class "A" Shares; representing the Banco de Desarrollo Economico y Social de Venezuela (BANDES), formerly Fondo de Inversiones de Venezuela, Mrs. Angela Flores Darias, holder of identity card No. 5.221.046, owner of 51,899,000 Class "B" Shares; representing the Ministry of Infrastructure, Mrs. Coralia Jimenez Delgado, identity card No. 3.170.133, representing one (1) share; for the Class "C" Shares, authorized by the Trust Banks, the following persons: for the Banco Mecantil, Mrs. Maria Natalia Gomez de Ferreira, holder of identity card No. 6.141.128, representing 8,746 Class "C" Shares and 9,378,422 of the Premio a la Excelencia Trust; for Unibanca, Mr. Rafael Corona G., holder of identity card No. 4,974.227, representing 3,998,774 Shares; for Banco Provincial, Raisa Bortone, holder of identity card No. 2.980.314, representing 41,022 Shares; for the Banco Venezuela, Mr. Jose Pacheco, holder of identity card No. 6.256.284, representing 45,759 Shares; for Citibank, Nora Gonzalez, holder of identity card No. 10.181.176, representing 34,769 Shares; and the holders of Class "C" Shares, whether present or represented, which are identified in the attached annex, labeled "Annex 1", which is an integral part of these minutes. For the Class "D" Shares, authorized by the Trust Banks, the following persons are present: for the Banco Mercantil, Mrs. Maria Natalia Gomez de Ferreira, holder of identity card No. 6.141.128, representing, representing 13,503 Shares; Banco Venezuela, Mr. Jose Pacheco, holder of identity card No. 6.256.284, representing 8,791 Share; for Banco Caribe, Mr. Rafael Ramos, holder of identity card No. 5.865.900, representing 612 Class "D" Shares; Citibank N.A., Nora Gonzalez, holder of identity card No. 10.181.176, representing 1,556,782 Class "D" Shares of the shareholders: Banque Privee Edmond de Rothschild, Bear Stearns Secur Corp., BT Pyramid Trust, Commonwealth Funds Manag. LTD., Credit Lyonnais Securities USA Inc., Fondo Mutual de Venezuela, FMICA, Interacciones FMI Cap. Abierto, S.A., Kapital Fonds L.K., Kodak Retirement Income Plan Trust, National Westminster Life Assurance, New York State Common Retirement FD, Philips Electronics North America, UAM Funds Inc., Acadian Em. MKTS., Venezuela Emerging Mkt. Index Comm Trust, The IBM Task [sic] Deferred Savings Plan. Representing the depository bank of the ADRs, Bank of New York, is Mrs. Gabriela Sanchez, holder of identity card No. 7.444.187, representing 282,787,043 Shares. Likewise, representing Class "D" Shares they own, are the shareholders that are present or represented, that are identified in the attached list labeled "Annex 2", which is an integral part of these minutes. All of the shares present amount to 660,983,490, which is equal to 71.378% of the capital stock of the company, which constitute the quorum for the Assembly.

Also present at the Assembly were Mr. Gustavo Roosen, holder of identity card No. 2.938.282, President of CANTV, and Mrs. Mariela Rivas de Belmonte, holder of identity card No. 3.982.872, Secretary of the Board of Directors. Also present were the Comptrollers of the Company.

Given that the majority of the capital stock of the Company was present and represented, which is required for there to be quorum, the President declared the Extraordinary Assembly of Shareholders of CANTV to be validly open for business, welcoming the shareholders.

Thereafter the Secretary of the Board of Directors read the Call published for such purposes, the content of which is the following:

                "COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
               Subscribed and paid capital: Bs. 34,172,466,977.34
                         CALL TO A SHAREHOLDERS' MEETING

"In accordance with Articles 8 and 9 of the Company Bylaws, the Shareholders of this Company are called to an Extraordinary Assembly of Shareholders of CANTV, to be held on December 13, 2001 at 11:00 a.m., in the Cantv theater located on the first floor of the NEA building, Av. Libertador, Caracas. The only point of agenda is:

Amendment of the Bylaws of the Company (Article 5, literal e)

NOTE:
----

The shareholder who cannot or does not wish to personally attend such Assembly, may be represented via Letter-Power of Attorney, which designates the person who shall represent it at the Shareholder Assembly. The model of this Letter-Power of Attorney may be found at the office of the Secretary of the Board of Directors. Once such power of attorney is granted, it must be submitted forty-eight (48) hours in advance of the Assembly at the same office.

The shareholders of the Company are hereby notified that the Draft of the Amendment of the Company Bylaws shall be available to them as of 11/27/2001 at the office of the Secretary of the Company, located at the following address:
CANTV, Edificio NEA, Primer Piso, Av. Libertador, Caracas.

Caracas, November 20, 2001. The Board of Directors."

The President of the Company submitted to the Assembly's consideration the First and only Point of the Call, "Amendment of the Company Bylaws (Article 5, literal e) numeral 2" and explained that this Extraordinary Assembly had been called to complete a process that the Board of Directors approved October 15 this year. Such process has as its immediate goal the adoption of an amendment to the bylaws that allows the class C shareholders to offer their shares at prices and percentages that are similar to those of the Third Share Buyback Program, which shall be purchased by two Benefit Plans or Trusts established by the company. He also pointed out that it provided for the shares owned by such Benefit Plans to be able to be acquired anew by the class C shareholders through finance programs or distributed as function of incentives and acknowledgments for good performance. Immediately thereafter, the President read the proposed Bylaw Amendment.

Having submitted the amendment of article 5, literal e) numeral 2 of the Bylaws to a vote, the Assembly by majority vote resolved the following:

IT IS RESOLVED:  To modify article 5, literal e) numeral 2 of the Bylaws to
--------------
henceforth read as follows:

                "(2) The process for the transfer of Available Shares shall take place twice per month in the following manner (the "Internal Market"):

                (2.1) During the first four (4) business days of each monthly 15-day period (each such four-day period, an "Offer Presentation Period"), the Company shall receive from all Participants, and Other Holders of Class "C" Shares, offers for the sale of Available Shares, indicating: (i) the amount of shares that they wish to sell; (ii) the lowest price at which its Available Shares may be sold, including a discount percentage onthe price of its Available Shares determined pursuant to Article 5(e)(2.2) which the selling shareholder may be willing to grant. Such discount may be established in advance, between one percent (1%) and ten percent (10%), by the Participants and Other Holders of Class "C" Shares.

                (2.2) The sale price for the Available Shares (the "Fixed Price") will be determined on the last banking day of each Offer Presentation Period. The Fixed Price will be the average of the daily closing prices of the Class "D" Shares in the Caracas Stock Exchange during the four (4) banking days of each of the "Offer Presentation Periods".

                (2.3) The "Offer Publication Day" shall occur on the business day next succeeding each Offer Presentation Period. On the Offer Publication Day, the Company will have to publish internal company notices at national level indicating the offers to sell received, so that they can be known by all Participants, Benefit Plans and Workers Companies, who will have the right to acquire any or all the Available Shares.

Said internal notice will contain the following information: (i) the number of Available Shares; (ii) the Fixed Price for such shares; (iii) the last day on which the Participants, Benefit Plans and Workers Companies may exercise their preferred rights; and (iv) the instructions as to the mechanism to advise the Company of their intention to purchase said shares.

                (2.4) The "Preferred Right Period" shall be the three (3) business day period next succeeding the Offer Publication Day. During each Preferred Right Period, all Participants, Benefit Plans and Workers Companies interested in purchasing any number of

Available Shares may exercise their preferred right by stating their intention to purchase the Available Shares, indicating the number of shares they wish to purchase and the purchase price, which may be equal or higher than the Fixed Price, except in case of discounts granted pursuant to Article 5(e)(2.1).

The preferred right shall be exercised in strict order of presentation of the offers, except in case of any offers at a price higher than the Fixed Price, which shall have priority to acquire a pro rata amount of Available Shares owned by each selling shareholder

               (2.5) The sale of the shares will be consummated upon knowledge by the seller that the buyer has accepted the offer, which shall be deemed to occur when the buyer deposits the purchase price for the seller's shares with the trustee who holds the seller's shares or when the buyer delivers a copy of a cashier's check in the seller's name to the Investor Relations Office of CANTV. The sale so consummated shall be irrevocable. If either the buyer or the seller fails to fulfill such party's obligations, such party's activities in the Internal Market will be suspended for three (3) months, without prejudice of any legal recourse that either the seller or the buyer may pursue.

               (2.6) Any Participant, Ex-Worker and Other Holders of Class "C" Shares, except for Workers Companies and Benefit Plans, may dispose of any number of Class C shares, in which case, it will only be necessary to pay the debt for the amount of the shares to be sold each time, following the procedures established by the Company.

               (2.7) Any Available Shares not acquired by Participants, Benefit Plans or Workers Companies within the Preferred Right Period will remain the property of the holder, who may, at such holder's discretion: (i) sell them to third parties; (ii) re-offer them in the Internal Market Process; and (iii) solicit in writing from the Company the conversion into an equal amount of Class "D" Shares, provided that any debt to the Social and Economic Development Bank (BANDES) is paid."

It is hereby recorded that 75,558,609 Shares represented by the Bank of New York voted against the proposed amendment.

IT IS FURTHER RESOLVED: That the amendments authorized by the Shareholder
----------------------
Assembly to the Company Bylaws be made into one single text, which shall read as follows:

     A.   "BYLAWS OF COMPANIA ANONIMA
            NACIONAL TELEFONOS DE VENEZUELA (CANTV)

                                        I
                      NAME, DOMICILE, PURPOSE AND DURATION

Article 1.- The name of the Company is "Compania Anonima Nacional Telefonos de Venezuela (CANTV)", it has its principal domicile in the city of Caracas and may establish anywhere in the Republic or abroad such agencies, branches or offices as may be deemed necessary or expedient for the good conduct of its business.

Article 2.- The purpose of the Company is to administer, provide, develop, and operate local telephone and national and international long distance telephone services; national and international telex, radio telephone, and cellular telephone services; value added services, telephotography, data transmission, means for transmitting television and radio broadcasting programs, supply of telegraphic channels and any other telecommunications service; possess telecommunications equipment and facilities; adopt and exploit new services determined by technical advances in telecommunication; issue bonds and obligations in accordance with legal requisites; sign agreements or arrangements with foreign administrations or companies with respect to everything related to the activities of the Company; participate in associations, institutes or international groups devoted to the improvement of telecommunications or to scientific and technology research; participate in international agencies engaged in telecommunications; and, promote and create companies to perform activities related to and connected with those constituting the corporate purpose. The Company may carry out all commercial acts directly or indirectly related to its purpose.

Article 3.-  The Company's duration shall be indefinite.


                                       II
                        CAPITAL STOCK AND SHARES OF STOCK

Article 4.- a) The capital stock of the company is thirty-four billion one hundred seventy-two million four hundred sixty-six thousand nine hundred seventy-seven Bolivars and thirty-four cents (Bs. 34,172,466,977.34) fully subscribed and paid-in, represented by nine hundred twenty-six million thirty-seven thousand three hundred eighty-five (926,037,385) registered shares, each with a par value of Bs. 36.90182224915.

             b) The shares shall be classified in four (4) classes, designated "A", "B", "C" and "D", as set forth in Article 5.

Article 5.- a) Share certificates shall be numbered and may include any number of shares. They shall indicate the class of shares they represent, bear the seal of the Company, and be signed by two Principal Directors.

             b) The shares shall be classified in four Classes, namely: "A", which will initially include 400,000,000 shares; "B" which will initially include 490,000,000 shares; "C", which will initially include 110,000,000 shares; "D", which will be formed by the shares issued as a result of the capital stock increases and the conversion of the Classes "A", "B" and "C" shares as provided for in these Bylaws.

             c) The initial number of the Class "A", "B" and "C" shares shall decrease with the conversion of such shares into Class "D" shares, as a result of the transfer of same or other events provided for in this paragraph c); and the number of Class "D" shares shall increase with the conversion of the Class "A", "B" and "C" shares into Class "D" shares, as provided for in this paragraph
c). The Class "B" shares acquired by active and retired workers of the company in compliance with article 13 of the Privatization Law shall at the time of their transfer be converted into an equal number of Class "C" shares and may not be traded until November 1998. These shares in turn shall be converted into Class "D" shares when any of the events set forth in this article 5 occurs, which produces the automatic conversion of Class "C" shares into Class "D" shares.

After January 1, 2001, any transfer of Class "A" shares to any person other than VENWORLD TELECOM, C.A., (the "Operator"), GTE Corporation, AT&T International Ind., T.I. Telefonica Internacional de Espana, S.A.C.A., La Electricidad de Caracas, C.A., S.A.I.C.A., S.A.C.A. and Consorcio Inversionista Mercantil Cima C.A., S.A.C.A., S.A.I.C.A. (these persons being hereinafter called the "Participants in the Consortium") or any other affiliated company totally owned and controlled by any of them, shall mean that such shares will automatically be converted into an equal number of Class "D" shares. Such conversion will become effective with the transfer of the Class "A" shares. Should any Class "A" shares be transferred on or before January 1, 2001, as permitted under the terms of paragraph ch) of this Article 5, to a person or entity other than a Participant in the Consortium, on January 2, 2001, such transferred Class "A" shares shall automatically be converted into an equal number of Class "D" shares.

The Class "B" shares may only be owned by the Republic of Venezuela and other Venezuelan public agencies. The transfer of any Class "B" shares to any private person shall mean that, except as provided in the first paragraph of this letter
c), such transferred shares shall automatically be converted into an equal number of Class "D" shares. Such conversion shall become effective with the transfer of such Class "B" shares.

The Class "C" shares may only be owned by: (i) the active workers of the Company and its affiliates, who are engaged under contract for an indefinite period of time, (ii) the retired workers of the Company, (iii) companies one hundred percent (100%) of the capital stock of which is owned by the persons stated in clauses (i) and (ii), and having as sole corporate purpose the purchase and possession of the shares of the Company ("Workers Companies"), (iv) trust funds and benefit plans established for the benefit of the active or retired workers of the Company ("Benefit Plans"), (v) ex-workers of the Company who have decided to maintain ownership of their shares at the time of ending their employment relation, (vi) the successors of Class "C" shareholders who have received the shares through legacy or inheritance, (vii) the ex-spouses of Class "C" shareholders who hold shares as a result of the liquidation of marriage community property, (viii) by the active and retired workers of the affiliates of the company. For the purpose of this paragraph c) and of paragraph e) or this
Article 5, the affiliates of the Company will be understood to be those companies in which the Company is the owner of more than fifty percent (50%) of the capital stock; and the workers and retired workers of the Company or its affiliates are hereinafter, collectively, the "Participants". The sale of any Class "C" shares to any person or entity that is not a Participant or a Benefit Plan or a Workers Company, will mean that such transferred Class "C" shares will automatically be converted into an equal number of Class "D" shares upon their transfer in the Shareholders Book.

After any transfer producing a conversion of Class "A", "B" or "C" shares into Class "D" shares, such converted shares shall thereafter have only the right assigned to the holders of the Class "D" shares. Each holder of a Class "A", "B" or "C" share that has been converted into a Class "D" share in accordance with this Article 5, shall immediately turn over such share to the Company, and the Company shall issue a replacement certificate representing an equal number of Class "D" shares.

          ch) Before January 1, 1997, the Class "A" shares and the rights thereunder may not be transferred or encumbered in any manner, including, without limitation, as a result of the imposition or creation of any lien, charge, guarantee, pledge, security or similar interest, or by the granting of any option or any other right with respect to such shares or the rights arising therefrom (collectively, the "Liens"). On or after January 1, 1997, but before January 1, 1999, the Class "A" shares may be transferred or encumbered, provided that the Operator and the Participants in the Consortium maintain the direct ownership, free from any Liens, of Class "A" shares, which together with any other shares of the Company directly owned by the Operator or the Participants in the Consortium, free from any Liens, represent in the aggregate at least thirty percent (30%) of the capital stock of the Company. On or after January 1, 1999, but before January 1, 2001, the Class "A" shares may be transferred or encumbered, provided that the Operator and the Participants in the Consortium maintain the direct ownership, free from any Liens, of Class "A" shares which together with any other shares of the Company directly owned by the Operator or the Participant in the Consortium, free from any Liens, represent in the aggregate at least twenty percent (20%) of the capital stock of the Company. In addition, and notwithstanding any provision contained in these Bylaws, before January 1, 2001 no Class "A" shares may be transferred in any manner to, and no Lien with respect to such shares may be created in favor of, any company whose main corporate purpose is the manufacture of telecommunications equipment. After January 1, 2001, the Class "A" shares shall not be subject to the restrictions contained in this paragraph ch).

Any transfer or Lien of the Class "A" shares in violation of the provisions of this paragraph ch), shall be considered null and void; this restriction shall be mentioned in the corresponding certificates of the Class "A" shares.

          d) Notwithstanding the provisions of this paragraph d), the preferential right of the Operator described below shall not be applicable to any transfer of shares in a public offering that does not prohibit or limit the Operator from acquiring any or all of the shares offered in such manner. Should any holder of the Class "B" shares intend to sell any share of the Company to any person of the private sector, in a manner other than as stipulated in such offering, such holder shall first make a written offer to the Operator, for the latter to purchase such shares, except in the case of those sales made by Class "B" shareholders to Placement Agents or entities related thereto, as required in capital markets, in order to make a public offering of their shares. Such offer shall state the price and terms of such offer.

The Operator shall respond as to whether or not it wishes to acquire some or all of the shares offered, within a period of thirty (30) banking business days after receiving the offer, and complete the purchase within that same period. If a notice of acceptance is not given with respect to all of the shares offered, or at least with respect to the number of shares (the "Minimum Number") which would make the Operator and the Participants in the Consortium become direct or indirect owners of shares representing in the aggregate more than fifty percent (50%) of the capital stock of the Company on the date of such offer, or if the purchase is not completed within the period specified, or if the Operator has given a written notice of its decision not to purchase such shares, those shares offered and not purchased, or determined not to be purchased, may be sold to third parties within the succeeding sixty (60) banking business days at a price and under terms which should not be more favorable to the transferee than those offered to the Operator. If no sale is completed within the indicated period of sixty (60) banking business days, any purchase proposed at a later date, subject to the provisions set forth hereinafter, shall again be subject to the preferred right of the Operator as set forth in this paragraph d). After January 1, 1997, the Operator may assign the Operator's right to acquire the shares offered to it in accordance with this paragraph d) to the Participants in the Consortium. All rights granted to the Operator in this paragraph d) shall be terminated, and the preferential right of the Operator to acquire the shares of any holder of Class "B" shares shall cease, on the first date on which any of the following events occurs: (1) the Operator and the Participants in the Consortium and their affiliates, are the joint direct or indirect owners of a number of shares representing more than fifty percent (50%) of the capital stock of the Company;
(2) the Operator and the Participants in the Consortium abstain from purchasing any shares, or at least, the minimum number of shares offered in accordance with this paragraph d), provided that after the abstention by the Operator from purchasing any of such Class "B" shares, those shares are sold by the holder at a price and under terms not more favorable to the buyer than those offered to the Operator, within the period of sixty (60) banking business days mentioned above; (3) the Class "A" shares held by the Operator, together with any other shares of the Company directly or indirectly owned by the Operator and the Participants in the Consortium, represent less than forty percent (40%) of the capital stock of the Company; (4) the holders of Class "B" shares and any other public agency are the joint direct or indirect owners of a number of shares representing not more than twenty percent (20%) of the capital stock of the Company.

          e) The Class "C" share holders may sell their shares and rights thereunder according to the following options: (i) in the internal market according to the procedure described hereinafter; and (ii) to third parties, individually, once released from the preferential right and the pledge.

               (1) If a Participant wishes to transfer any Class "C" share in the internal market, it shall first give notice to the Company, and the remaining Participants, Benefit Plans and Worker Companies shall be entitled to acquire all or any portion of the Class "C" shares which are intended to be transferred, in accordance with the provisions of this paragraph e). The Workers of the affiliates, ex-workers of the Company and the other holders of Class "C" shares as a result of succession or liquidation of marriage community property, hereafter the other Class "C" Shareholders, who wish to transfer any number of Class "C" shares held by them, shall also address the Company, and the Participants, Benefit Plans and Worker Companies shall be entitled to acquire all or any portion of the Class "C" shares offered for sale. All Class "C" shares available for purchase by the Participants, Benefit Plans and Worker Companies in accordance with this paragraph e) (1), shall be hereafter designated the "Available Shares".

               (2) The process for the transfer of Available Shares shall take place twice per month in the following manner (the "Internal Market"):

               (2.1) During the first four (4) business days of each monthly 15-day period (each such four-day period, an "Offer Presentation Period"), the Company shall receive from all Participants, and Other Holders of Class "C" Shares, offers for the sale of Available

Shares, indicating: (i) the amount of shares that they wish to sell; (ii) the lowest price at which its Available Shares may be sold, including a discount percentage onthe price of its Available Shares determined pursuant to Article 5(e)(2.2) which the selling shareholder may be willing to grant. Such discount may be established in advance, between one percent (1%) and ten percent (10%), by the Participants and Other Holders of Class "C" Shares.

               (2.2) The sale price for the Available Shares (the "Fixed Price") will be determined on the last banking day of each Offer Presentation Period. The Fixed Price will be the average of the daily closing prices of the Class "D" Shares in the Caracas Stock Exchange during the four (4) banking days of each of the "Offer Presentation Periods".

               (2.3) The "Offer Publication Day" shall occur on the business day next succeeding each Offer Presentation Period. On the Offer Publication Day, the Company will have to publish internal company notices at national level indicating the offers to sell received, so that they can be known by all Participants, Benefit Plans and Workers Companies, who will have the right to acquire any or all the Available Shares.

Said internal notice will contain the following information: (i) the number of Available Shares; (ii) the Fixed Price for such shares; (iii) the last day on which the Participants, Benefit Plans and Workers Companies may exercise their preferred rights; and (iv) the instructions as to the mechanism to advise the Company of their intention to purchase said shares.

               (2.4) The "Preferred Right Period" shall be the three (3) business day period next succeeding the Offer Publication Day. During each Preferred Right Period, all Participants, Benefit Plans and Workers Companies interested in purchasing any number of Available Shares may exercise their preferred right by stating their intention to purchase the Available Shares, indicating the number of shares they wish to purchase and the purchase price, which may be equal or higher than the Fixed Price, except in case of discounts granted pursuant to Article 5(e)(2.1).

The preferred right shall be exercised in strict order of presentation of the offers, except in case of any offers at a price higher than the Fixed Price, which shall have priority to acquire a pro rata amount of Available Shares owned by each selling shareholder

               (2.5) The sale of the shares will be consummated upon knowledge by the seller that the buyer has accepted the offer, which shall be deemed to occur when the buyer deposits the purchase price for the seller's shares with the trustee who holds the seller's shares or when the buyer delivers a copy of a cashier's check in the seller's name to the Investor Relations Office of CANTV. The sale so consummated shall be irrevocable. If either the buyer or the seller fails to fulfill such party's obligations, such party's activities in the Internal Market will be suspended for three (3) months, without prejudice of any legal recourse that either the seller or the buyer may pursue.

               (2.6) Any Participant, Ex-Worker and Other Holders of Class "C" Shares, except for Workers Companies and Benefit Plans, may dispose of any number of Class C shares, in which case, it will only be necessary to pay the debt for the amount of the shares to be sold each time, following the procedures established by the Company.

                (2.7) Any Available Shares not acquired by Participants, Benefit Plans or Workers Companies within the Preferred Right Period will remain the property of the holder, who may, at such holder's discretion: (i) sell them to third parties; (ii) re-offer them in the Internal Market Process; and (iii) solicit in writing from the Company the conversion into an equal amount of Class "D" Shares, provided that any debt to the Social and Economic Development Bank (BANDES) is paid.

             3) CANTV may adopt its own inspection procedure to insure that all Worker Companies satisfy the condition of clause (iii), paragraph (c), Article
5. CANTV may inspect the Bylaws and shareholders books of such Worker Companies and annually certify their qualification as such. If CANTV determines that a Worker Company does not satisfy the requirements of such clause, CANTV shall notify the Workers Company in writing that it has to remedy the default in a period of fifteen (15) days from such notice; otherwise, any purchase of shares made by such company will be null and not recognized for registration in the Shareholders Book. In addition, the Workers Company will lose the preferential right to continue to buy Class "C" shares.

             4) A Participant who terminates his employment relation with the Company or any of its affiliates may maintain the ownership of his shares and if he decides to transfer such shares he shall offer to the Participants, Benefit Plans and Worker Companies the right of first refusal to purchase all or any portion of such shares.

The termination of the employment relation means that the ex-worker loses the condition necessary to belong to a Workers Company. Therefore, upon the termination, the Workers Company to which the terminated worker belongs shall agree to deliver to such worker the Class "C" shares corresponding to him, who shall follow the procedure set forth in the second to the last paragraph of literal c) of this article.

The deadlines set forth in the Article 5, paragraph e), concerning the procedure for the transfer of Available Class "C" Shares may be modified by the Board of Directors by unanimous decision of all members present at the meeting where such business is discussed.

Any transfer of Class "C" shares in violation of the provisions of this paragraph e) shall be considered null and void, and a statement of this restriction shall be made in the respective certificates of such shares.

Article 6.- Each share gives its holder the right to one vote at the Shareholders' Meetings.

                                       III
                             SHAREHOLDERS' MEETINGS

Article 7.- The decisions of the Shareholders' Meetings within the limits of its powers shall be binding on all shareholders. The President of the Company, or whomever substitutes for him, shall preside over the Shareholders' Meetings.

Article 8.- The Shareholders' Meetings may be either regular or special. Regular Shareholders' Meetings shall occur within the first three (3) months following the end of each annual fiscal year of the Company, to discuss the issues referred to in Article 275 of the Code of Commerce, for which purpose the Board or Director shall establish the date and time of the Meeting in advance. Special Shareholders' Meetings shall occur every time required by the Company's interests, at the discretion of the Board of Directors, the Comptrollers or a number of shareholders representing twenty percent (20%) of the entire capital stock. All Shareholders' Meetings shall be held in the city of Caracas.

Article 9.- The Shareholders' Meetings, both regular and special, shall be called by the Board of Directors of the Company through a notice to be published in one of the newspapers of greater circulation in Caracas not less than fifteen
(15) calendar days before the date of the Meeting. The notice shall clearly state the place, date and purpose of the Meeting and will be an indispensable requisite for its validity. However, if the shareholders holding one hundred percent (100%) of the capital stock entitled to vote at such Meeting are present, they may hold a Meeting without prior notice and in this case shall agree upon the respective agenda.

Article 10.- The Shareholders' Meetings, whether regular or special, regardless of purpose, may be validly constituted only if at least fifty percent (50%) of the voting shares of the capital stock are represented or, in the case of a Meeting with the sole purpose of appointing or removing Directors, at least fifty percent (50%) of the shares of the capital stock entitled to vote with respect to such Directors, in accordance with Article 14, and their decisions shall be adopted by absolute majority of the votes present. The quorum and the majority established herein, are applicable even in those cases for which the Code of Commerce requires greater majorities and representation. Notwithstanding the foregoing, (1) the favorable vote of the holders of a majority of the Class "B" shares will be required for the Meeting to adopt decisions regarding the matters provided for in letters c) and d) of Article 11; (2) until January 1, 2001, the favorable vote of the holders of a majority of the Class "A" shares will be necessary for the Meeting to adopt decisions regarding the matters provided for in letters c), ch) and d) of Article 11, and, after such date, the favorable vote of the holders of the Class "A" shares shall continue to be necessary for such decisions as long as the Class "A" shares together with any other shares of the Company held by the Operator and the Participants in the Consortium, represent in the aggregate at least forty percent (40%) of the capital stock on the date of the resolution of the Shareholders' Meeting and the preferred right of the Operator set forth in Article 5 d) has not expired, and
(3) the votes per applicable class established in Article 11, shall also be required to amend some of the provisions of these Bylaws in the manner and to the extent set forth in Article 11.

Article 11.- The only attributions of the Shareholders' Meeting are:

             a) To discuss, approve or modify the Balance Sheet to be submitted by the Board of Directors, with a review of the Comptroller's Report.

             b) To appoint and remove the President, the eight Principal Directors, the two (2) Shareholder's Representatives and the respective Alternates, and setting the remuneration for the latter.

               c) To resolve regarding the company's dissolution or merger with another company, or any other extraordinary operation involving the Company or the payment or reduction of the capital stock

               ch)  To decide on any capital stock increase.

               d)   To authorize the sale of corporate assets.

               e) To amend these Bylaws, provided, however, that for any amendment affecting any of Articles 2, 4 b), 5, 6, 8, 9, 10, 11 c), 11 ch), 11
d), 11 e), 14, 15, 16, 17, 18, 19, 20 b), (1) the favorable vote of the holders of the majority of Class "B" shares will be required and, (2) until January 1, 2001, the favorable vote of the holders of the majority of the Class "A" shares shall continue to be necessary, provided the Class "A" shares together with any other shares of the Company held by the Operator and the Participants in the Consortium, jointly represent at least forty percent (40%) of the capital stock on the date of the resolution of the Shareholders' Meeting and the preferred right of the Operator set forth in Article 5 d) has not expired; and

               f)   To designate the external auditors of the Company.

               g)   To designate the Transfer Agent of the Company.

               h) To decide on the amount, frequency and form of payment of dividends, in accordance with article 28 of these Bylaws.

Article 12.- If the number of shareholders necessary to constitute a quorum at a Shareholders' Meeting is not present, the rules set forth in the Code of Commerce shall be followed. If the required number of shareholders is not present at the time set for the Meeting, it shall be deemed that there is no quorum.

Article 13.- Minutes shall be kept of the Shareholders' Meetings, containing the name of all persons present at the Meeting and indicating the class and number of shares held or represented as well as the agreements and decisions made. The Minutes shall be certified by the Secretary of the Board of Directors of the Company or the person acting in his stead.

                                       IV
                                 ADMINISTRATION

Article 14.- To the greatest extent permitted by law, the management and administration of the Company shall be exercised by a Board of Directors constituted by the President of the Company and eight Principal Directors, each of whom shall have an Alternate. The Board Meetings shall be presided by the President of the Company and in his temporary absences, by his Alternate Director. In the case of absolute absences by the President, and until the Special Shareholders' Meeting to elect a new President takes place, the President's Alternate Director shall represent the Company. The Directors of the Company may designate from their midst a Special Director to preside the Board Meetings.

The members of the Board of Directors shall be designated at the Shareholders' Meeting as follows:

               a)   Until January 1, 2001 the President of the Company and four
(4) Principal Directors and their respective Alternates shall be appointed by the holders of the majority of the Class "A" shares. If as of January 1, 2001 the Class "A" shares together with other shares of the company directly or indirectly held by the Operator and the Participants in the Consortium represent at least forty percent (40%) of the Company's capital stock on such date, they will have the right to elect the President and four (4) Principal Directors and their respective Alternates until the date on which any of the following events first occurs: (1) the Operator, the Participants in the Consortium and their respective affiliates directly or indirectly hold shares representing more than fifty percent (50%) of the Company's capital stock; (2) the Class "A" shares together with any other shares of the Company directly or indirectly held by the Operator and the Participants in the Consortium represent less than forty percent (40%) of the Company's capital stock; or (3) the preferred right of the Operator set forth in paragraph d) of Article 5, has expired. In these cases and thereafter, the President and the four (4) Principal Directors and their respective Alternates shall be elected by the majority of all votes of all shareholders present at the Shareholders' Meeting, regardless of class of shares held by them.

               b) Until January 1, 2001, two (2) Principal Directors and their respective Alternates shall be appointed by the holders of the majority of Class "B" shares. After such date, the Republic of Venezuela shall have the right to appoint one Principal Director and his Alternate, regardless of the number of Class "B" shares it may hold, and the other Principal Director and his Alternate shall be appointed by majority vote of all shareholders present at the Shareholders' Meeting, regardless of the class of shares they hold.

               c) The Class "C" shareholders shall have the right to elect two Principal Directors and their respective Alternates provided the aggregate of Class "C" shares represents at least 8% of the capital stock of the company. They shall elect only one Principal Director and his Alternate if the Class "C" shares represent less than 8% but at least 3% of the capital stock of the company. If the Class "C" shares in the aggregate represent less than 3%, they shall have no right to elect Directors. Consequently, the Principal Directors and their Alternates shall be appointed by a majority of all shareholders present at the Shareholders' Meeting, regardless of the class of shares they hold. These percentages shall apply only under the assumption that the Venezuela Investment Fund (FIV), when making a public offering of its shares, transfers or reserves 9% of the capital stock of the company to the workers and retired workers of the company. If the FIV makes no public offering, the Class "C" shareholders shall have the right to elect two (2) principal Directors and two
(2) Alternates, regardless of the number of shares they own.

The candidates for Principal Directors and their respective Alternates, in addition to being Class "C" shareholders, shall be retired workers or active workers under a contract with an indefinite term, and with a minimum of five (5) full years of uninterrupted services to the company, provided in a period immediately prior to their appointment, and shall be chosen through a universal selection process that will have as a requirement the direct and secret vote of the class "C" shareholders. Such process shall de performed annually at least one week prior to the Regular Shareholders' Meeting. The Class "C" shareholders will be timely notified of the date and procedure for the selection of the candidates and the form of the vote.

The Principal Directors and their Alternates so chosen shall be appointed by the shareholders by a majority of the votes issued in the Shareholders' Meeting in the following way: Any vote of a holder of Class "A", "B" or "D" shares in favor of any of the other respective Principal Directors and their Alternates appointed in paragraphs a) and b) above, shall also constitute a vote in favor of the candidates proposed by the Class "C" shareholders, as set forth in this paragraph c).

Article 15.- Until the vacancy is covered in accordance with the preceding article, the temporary and absolute absence of the Principal Directors shall be filled by the respective Alternates without need to be formally called and without having to justify before third parties the absence of the Principal.

Before taking office, each Director shall deposit or cause the deposit in the corporate treasury a Share of any class, for the purposes set out in Article 244 of the Code of Commerce. With respect to the Directors appointed by the holders of Class "A" shares, the shares may be deposited on behalf of such Directors by the Operator, and such deposit does not mean a violation of the provisions of these Bylaws nor a transfer for the purposes of Article 14 a) and Article 5d).

Article 16.- The Members of the Board of Directors, whether Principal or Alternate, shall be persons of proven experience and executive capability, and must be competent to manage the operations of the Company in general.

Article 17.- The Board of Directors shall meet at least once every three (3) months with a prior notice given no less than forty-eight (48) hours in advance and an agenda signed by the President. It shall also hold special meetings whenever it is called at least forty-eight (48) hours in advance by the President on his own initiative or at the request of two (2) Principal Directors. All meetings of the Board of Directors shall take place in Caracas, unless all Directors unanimously agree to hold any meeting in another city. The quorum to take action shall be at least five (5) members, who may be either Principal Directors or Alternates.

Article 18.- The resolutions of the Board of Directors shall be passed by absolute majority of its Members present, who are not prohibited by law to vote on the subject matter, and Minutes shall be kept of the discussions and signed by the Members present.

Article 19.- The Company shall not perform any operation that is related to or involves any person or entity directly or indirectly controlling the Company, or any shareholder or affiliate of such person, or any shareholder holding shares representing more than one percent (1%) of the capital stock of the Company, or any affiliate of such shareholder, or any Director of the Company or an entity in which a Director has a direct o indirect interest, unless any such operation is under terms at least as favorable to the Company as those which the Company could obtain from non-related third parties. For the purpose of this Article 19, paragraph a) of Article 14, and paragraph d) of Article 5, an affiliate shall be understood to be a person who directly or indirectly or through one or more intermediaries controls, is being controlled by or is under common control with, the specified person. Any business in violation of this Article 19 shall not be enforceable against the Company, and the Directors taking part in such business may be deemed to have committed a serious breach that may warrant their removal.

Article 20.- As limited by these Bylaws, the Board of Directors has the power to direct, dispose and administer the Company, especially the following attributions:

         a) To establish the policies for the preparation of the Company's plans, programs and budgets and the policies for the remuneration of its workers; to approve such policies and become periodically informed of their progress.

         b) To authorize the execution of all kinds of contracts, including loan agreements with local, foreign and international credit institutions; the purchase, sale or encumbrance of real and personal property; the issuance, acceptance, endorsement, discount and guarantee of bills of exchange, promissory notes, and other negotiable instruments and securities; the granting of security, and, in general, as many contracts as may be necessary for the accomplishment of the corporate purpose.

The President will not require authorization to approve or sign contracts up to the level that is periodically authorized by the Board of Directors. In such cases, at each Board Meeting, the President shall present a Report of the terms of any contract which does not require authorization from the Board of Directors executed by the Company since the last Board Meeting.

         c) To propose to the Shareholders' Meeting the amount, frequency and form of payment of dividends; to decide on when to pay the dividends; and to comply with the Shareholders' Meeting's instructions regarding dividends; all in accordance with the second paragraph of article 28 of these Bylaws.

         ch) To allocate the funds necessary for the formation of the legal reserves and the other reserves deemed necessary.

          d) To establish and recommend the policies concerning the administrative organization and operation of the Company.

          e) To comply with the decisions and resolutions of the Shareholders' Meetings.

          f) To designate the Vice Presidents and the Secretary of the Board of Directors from the candidates nominated by the President, determine their duties and powers and fix the remuneration of the Members of the Board of Directors. The Secretary of the Board of Directors may be elected from other than the member of said Board.

The Board of Directors may delegate its Company administration responsibilities to the President and other high ranking executives of the Company who will remain under the supervision of the Board of Directors.

          g) The Board of Directors shall create such "consulting and/or management" Committees as it may deem advisable to the interests of the Company, establishing for them such powers and duties as in its discretion will be necessary for the proper performance of their functions.

Article 21.- The Board of Directors may agree to temporarily assign one or more of its Members on a full or a part time basis to fulfill certain specifically designated tasks.

                                        V
                                  THE PRESIDENT

Article 22.-   The president of the Company has the following duties and powers:

         a) To administer the Company according to his powers and to the decisions of the Shareholders' Meeting and the Board of Directors.

         b) To exercise the ultimate direction and legal representation of the Company, except for judicial matters that are reserved for the Principal Judicial Representative and the Assistant Judicial Representative.

          c) To open, use and close bank and deposit accounts. This power may be delegated to the General Finance Manager of the Company.

         ch) To approve and sign on behalf of the Company all contracts, documents, instruments and correspondence in which the Company may have an interest or to which the Company may be a party, up to the level authorized by the Board of Directors. This authority may be delegated by the President to the Executive Vice President, General Managers, Managers or any other Company Executive; indicating the acts the signatures of which it delegates and the nature and amount of the acts to which the delegation refers. This delegation must be expressly made by the President. The President may resume the delegated functions and exercise them by himself whenever he so deems convenient.

         d) To resolve and order regarding the administrative structure and organization as well as the operation of the Company.

         e) To propose to the Board of Directors, in accordance with the provisions under letter g) of Article 20, the candidates for Executive Vice President, General Managers and Secretary of the Board of Directors.

         f) To appoint and remove the workers of the Company except as provided for in Articles 20 g), 23 and 26 of these Bylaws, and, in general, to manage the Company's personnel.

This power may be delegated by the President to the Executive Vice President and some General Managers of the Company.

     g) To designate commissioners and commissions to carry out studies on technology, administration, or any other studies of interest to the Company.

     h) To supervise the work of the Executive Vice President, the General Managers and the other executives of the Company.

     i) To designate commercial agents and other extrajudicial attorneys-in-fact.

     j) Such other powers vested in him under these Bylaws.

     k) The President may delegate one or more of his powers, responsibilities or attributions to the employees he deems convenient. These powers may be resumed by the President whenever he deems necessary.

                                       VI
                             JUDICIAL REPRESENTATION

Article 23.- The representation of the Company in Judicial matters shall be exercised by the Principal Judicial Representative and the Assistant Judicial Representative who will be designated by the Board of Directors vesting in them the necessary powers and setting their compensation as well as the time during which they will remain in office, although they may be removed by the Board of Directors at any time without need to support such decision and without giving rise to any indemnity whatsoever.

Article 24.- The Principal Judicial Representative shall have the following powers: to represent the Company in all judicial matters that are of its concern, for which purpose it may file and answer claims, suits and proceedings of every nature or kind, file and answer exceptions and counterclaims, and file and answer joinders of parties; follow lawsuits in all steps and jurisdictional levels until they have ended completely; accept service of process or summons; abandon, agree, settle, appoint arbitrators in equity or at law; make bids at auctions with power for principal and accessory matters; disclaim documents; make and accept payment of sums of money or property of any kind on behalf of the Company and issue the respective receipts of cancellation documents; request preventive measures or file administrative and judicial appeals of every type and kind, including the ordinary appeal and the extraordinary appeals of cassation, invalidity, annulment and petition in error; and, in general, exercise all powers necessary for the best representation of the Company, since the foregoing list is only illustrative and not restrictive. To settle in the judicial and extrajudicial proceedings, the Judicial Representative shall require the prior approval and/or delegation of the Board of Directors, which may be general or particular to each case. These powers may be assumed by the Assistant Judicial Representative when so authorized by the Principal Judicial Representative or in the latter's absence.

Article 25.- Any legal process shall be served upon the Principal Judicial Representative or the Assistant Judicial Representative, when the latter is acting in the former's stead.

The Principal Judicial Representative shall be the only person authorized to make sworn depositions for the Company, and he may grant and revoke judicial powers of attorney, whether general o special, and vest the Assistant Judicial Representative or the attorneys he appoints all or some of the aforementioned powers, including the power to be summoned and to make sworn depositions. Such powers shall not prevent the personal intervention of the Principal Judicial Representative or of the Auxiliary Judicial Representative when previously authorized to do so, in the cases that have been entrusted to the attorneys.

                                       VII
                                  COMPTROLLERS

Article 26.- The Company shall have two (2) Principal Comptrollers and two (2) Alternate Comptrollers who will fill for the former in the event of their temporary or absolute absence. They shall be appointed by the Shareholders' Meeting by public and separate elections and will be in office for one (1) year. However, they will remain in office until the new Comptrollers appointed to replace them shall take over.

The Comptrollers will have the right and powers provided for them in the Code of Commerce, the Capital Markets Law and these Bylaws. The Shareholders' Meeting may designate such persons as it thinks fit to cooperate with the Comptrollers in the proper fulfillment of their duties.

                                       VII

               II. BALANCE SHEET, RESERVES, PROFITS AND DIVIDENDS

Article 27.- On December 31 of each year the accounts will be closed and the general balance sheet and profit and loss statement to be presented in due course to the Comptroller will be signed, so that together with such Comptroller's report, they are submitted by the Board of Directors to the consideration of the Shareholders' Meeting.

Article 28.- In order to determine the profits in the fiscal year, the necessary amounts shall be deducted to cover the expenses for depreciation, maintenance, obsolescence, liabilities under the Organic Labor Law and Collective Bargaining Agreement, provision for doubtful accounts, and any other expenses applicable to the fiscal year. Five percent (5%) of the net profits thus obtained shall be applied to the legal reserve fund until it reaches ten percent (10%) of the capital stock.

The company shall, as its dividend policy, distribute the amount of profits that is consistent with the Company's investment plans for the upcoming years, the availability of cash and any other asset with which the respective dividends are intended to be paid, and the general economic condition of the Company and the country. In any case, the Company shall have as its policy the compliance with all rules and regulations contained in the Capital Market Law and the Code of Commerce, with respect to the declaration and payment of dividends.

The Board of Directors shall propose to the Shareholders' Meeting the frequency and form of payment of the ordinary and extraordinary dividends. The Shareholders' Meeting shall decide on the aforementioned issues, for which the following majorities shall be required: (i) whenever the Shareholders' Meeting decides to totally approve the proposal of the Board of Directors, a simple majority of the votes that are represented at the respective Shareholders' Meeting shall be required; (ii) whenever the Shareholders' Meeting decides to modify the Board of Directors' proposition in any way, the favorable vote of sixty-six point sixty-six percent (66.66%) of the votes represented at the respective Shareholders' Meeting shall be required. When exercising such powers, the Meeting may instruct the Board of Directors to make the decisions it deems convenient with respect to any fiscal year, taking into consideration the economic conditions and the conditions of the treasury of the Company and the country, and the company's investment plans for the upcoming years. In this latter case, the Shareholders' Meeting may make recommendations to the Board of Directors with respect to the aforementioned matters. The Board of Directors shall determine the time to pay the dividends that are declared in accordance with this article.

                                       IX

                                III. INDEMNITIES

Article 29.- The Company shall indemnify the Principal and Alternate Directors as well as all persons designated by the Board of Directors who may be an affected party in judicial or extrajudicial proceedings in any civil, administrative and criminal action, suit or proceeding, whether pending, existing or terminated, and for the expenses resulting from such proceedings in Venezuela or abroad, by reason of the responsibility assigned to him as a Director or Officer in order to assist in the gathering of information and documents required for the Offering of the Shares and GDRs of CANTV by Fondo de Inversiones de Venezuela.

Such indemnity shall be for expenses (including legal fees), judgments, fines and any sum paid in settlement, actually originated by such person in relation to the defense or settlement of any action, suit or proceeding, unless it is found that the act or omission of the person that originated the proceeding was incurred in bad faith or was the result of willful misconduct, and that the person actually obtained a direct or indirect undue benefit in money, properties or services or that, in case of a criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. Provided, however, that if the action or proceeding was by or in the right of the Company, no indemnity shall be given when the liability of such person to the Company has been verified. The termination of any action, suit or proceeding is not a presumption that the person did not comply with the standard of conduct required as aforesaid. The expenses (including legal fees) incurred by any person in the defense of an action, suit or proceeding, whether civil or criminal, may be paid by the Company prior to the final determination of such action, suit or proceeding, on receipt of a commitment from such person or on his behalf, to reimburse the sum if it is finally determined that the person has no right to be indemnified by the Company, as authorized in this clause.

The indemnity and advance of expenses authorized by this clause, shall not be deemed exclusive of any other right, through indemnity or otherwise, to which any person is entitled under any agreement, resolution of shareholders or resolution of Directors or otherwise, and shall continue with respect to a person who has ceased to be a Principal and Alternate Director or an officer designated by the Board of Directors, and shall inure to the benefit of his heirs, executors and administrators. The Company shall be authorized to carry and maintain insurance on behalf of any such person, against any liability of the person incurred with the above mentioned capacity or arising from his capacity as a Director and/or officer.

Repeat in case it is eventually determined that his beneficiaries were not entitled to the same.

The Company may comply with the obligation referred to in this clause by contracting insurance for such purpose."

After fulfilling the agenda, the meeting was adjourned, and Dr. Mariela Rivas de Belmonte, Secretary of the Board of Directors, was authorized to request its registration with the Mercantile Registry and make the corresponding publication.

The attendees sign below.

        /s/ GUSTAVO ROSEN                         /s/ PATRICIA MACEDO
        -----------------                         -------------------
         Gustavo Roosen                             Patricia Macedo
       President of CANTV               Representative of VenWorld Telecom, C.A.

        /s/ AURY OLIVEROS                       /s/ ANGELA FLORES DARIA
        -----------------                       -----------------------
          Aury Oliveros                           Angela Flores Daria
         Banco Mercantil                 Representative of Banco de Desarrollo
           "A" Shares                   Economico y Social de Venezuela (BANDES)

    /s/ CORALIA JIMENEZ DELGADO                   /s/ RAFAEL CORONA G.
    ---------------------------                   --------------------
     Coralia Jimenez Delgado                        Rafael Corona G.
Representative of the Ministry of                       Unibanca
         Infrastructure

     /s/ MARIA NATALIA GOMEZ
            DE FERREIRA                             /s/ RAFAEL RAMOS
     -----------------------                        ----------------
 Maria Natalia Gomez de Ferreira                      Rafael Ramos
   Banco Mercantil "C" Shares                         Banco Caribe

        /s/ RAISA BORTONE                           /s/ JOSE PACHECO
        -----------------                           ----------------
          Raisa Bortone                               Jose Pacheco
        Banco Provincial                            Banco Venezuela

      /s/ GABRIELA SANCHEZ                         /s/ NORA GONZALEZ
      --------------------                         -----------------
        Gabriela Sanchez                             Nora Gonzalez
      The Bank of New York                           Citibank, C.A.

      /s/ QUISQUEYA PLANAS                         /s/ EUDORO BARRETO
      --------------------                         ------------------
        Quisqueya Planas                             Eudoro Barreto
        CANTV Comptroller                          CANTV Comptroller

                          /s/ MARIELA RIVAS DE BELMONTE
                          -----------------------------
                            Mariela Rivas de Belmonte
                       Secretary of the Board of Directors

     CARACAS, December Fourteen (14), OF THE YEAR TWO THOUSAND ONE (2001). (SIGNED). RIVAS DE BELMONTE, MARIELA, Dr. Judith Marcano. THIS CERTIFIED COPY OF A PUBLICATION IS ISSUED UNDER ROLL NUMBER 508585.

20/MAR

                               /s/ JUDITH MARCANO
                               ------------------
                               Dr. Judith Marcano
                           FIRST MERCANTILE REGISTRAR

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANIA ANONIMA NACIONAL
                                            TELEFONOS DE VENEZUELA, (CANTV)


                                            By:  /s/ ARMANDO YANES
                                                 -----------------
                                                     Armando  Yanes
                                                     Chief Financial Officer

Date: February 15, 2002


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